SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 7)1

LeapFrog Enterprises, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $.0001 PAR VALUE

(Title of Class of Securities)

52186N106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SC 13G

CUSIP No. 52186N106	Page 2 of 8

1.	Name of Reporting Person HAMPSTEAD ASSOCIATES, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person OO

SC 13G

CUSIP No. 52186N106	Page 3 of 8

1.	Name of Reporting Person KNOWLEDGE UNIVERSE LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person OO

SC 13G

CUSIP No. 52186N106	Page 4 of 8

1.	Name of Reporting Person MICHAEL R. MILKEN
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,789(1)
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 1,789(1)
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,789(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) Less than 0.1%
12.	Type of Reporting Person IN

(1)	Represents 1,789 shares of Class A Common Stock held directly by Mr. Milken.

SC 13G

CUSIP No. 52186N106	Page 5 of 8

1.	Name of Reporting Person LOWELL J. MILKEN
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person IN

Item 1.

(a)	Name of Issuer:

LeapFrog Enterprises, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

6401 Hollis Street, Suite 100

Emeryville, CA 94608

Item 2.

(a)	Name of Person Filing:

Hampstead Associates, L.L.C.

Knowledge Universe LLC

Lowell J. Milken

Michael R. Milken

(b)	Address of Principal Business Office or, if None, Residence:

1250 Fourth Street

Santa Monica, California 90401

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Class A Common Stock, par value $.0001 per share

(e)	CUSIP Number:

52186N106

Item 3.

Not applicable.

Item 4.	Ownership.

(a) Amount Beneficially Owned:

See Item 9 of each cover page.

(b) Percent of Class:

See Item 11 of each cover page.

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or direct the disposition of:

See Item 7 of each cover page.

(iv) Shared power to dispose or direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016	Hampstead Associates, L.L.C.,
a Delaware limited liability company

/s/ Stanley E. Maron
	By:	Stanley E. Maron,
	Its:	Secretary

Dated: February 12, 2016	Knowledge Universe LLC,
a California limited liability company

/s/ Stanley E. Maron
	By:	Stanley E. Maron,
	Its:	Secretary

Dated: February 12, 2016

/s/ Lowell J. Milken
Lowell J. Milken, an individual

Dated: February 12, 2016

/s/ Michael R. Milken
Michael R. Milken, an individual

EXHIBIT INDEX

Exhibit 1 -	Joint Filing Agreement dated as of February 14, 2006 (incorporated by reference to Schedule 13G filed February 14, 2006)